Sean P. Hennessy

Senior Vice President – Finance

and Chief Financial Officer

Phone: 216-566-2573

May 16, 2012

By EDGAR

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Washington, DC 20549

Re:	The Sherwin-Williams Company

Form 10-K for the Year ended December 31, 2011

Filed February 23, 2012

Form 10-Q for the Quarter ended March 31, 2012

Filed April 25, 2012

File No. 1-4851

Dear Mr. Decker:

We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated May 2, 2012 regarding your review of Sherwin-Williams’ filings noted above.

For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: Where a comment requests additional disclosures or other revisions, the Registrant’s response includes an example of what the additional disclosures or revisions will look like. The Registrant will include such additional disclosures or other revisions in its future filings.

The Sherwin-Williams Company      101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

May 16, 2012

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 19

Purchase Accounting, Goodwill and Intangible Assets, page 20

2.	Comment: You disclose on page 21 that a reporting unit is a reportable segment or one level below the reportable segment as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable segment having similar economic characteristics. Note that a reporting unit is an operating segment (as defined in ASC 280-10-50-1), not a reportable segment, or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Please revise your disclosure accordingly, and confirm that this did not impact your impairment testing.

Response: In future filings, the Registrant will revise its disclosure to clarify that its reporting units are operating segments as defined in ASC 280-10-50-1, or components of operating segments as defined in ASC 350-20-35-34. The revised disclosure, which does not impact the impairment testing or our determination of reporting units (as all of our reportable segments represent operating segments), is as follows:

A reporting unit is an ~~reportable~~ operating segment per the Segment Reporting Topic of the ASC or a component of an operating segment~~one level below the reportable segment (component level)~~ as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an ~~reportable~~ operating segment having similar economic characteristics.

Other Liabilities, page 22

3.	Comment: You indicate that you are self-insured for certain liabilities, primarily worker’s compensation claims, employee medical and disability benefits, and automobile, property, general and product liability claims. Please disclose your excess loss limits associated with each risk you are self-insured for, and also disclose each risk for which you do not have excess loss limits. Please also quantify, if material, the dollar amount of your self-insurance accruals for each period presented.

Response: In future filings, the Registrant will expand its disclosure to include the excess loss limits associated with each risk for which it is self-insured, and will disclose any risks that do not have excess loss limits. An example future disclosure is as follows:

The Company is self-insured for certain liabilities, primarily worker’s compensation claims, employee medical and short-term disability benefits, and automobile, property, general and product liability claims. There are insured excess loss limits of $2.0 million or less per occurrence associated with each of these risks with the exception of employee medical and short-term disability benefits and certain product liability claims. Estimated amounts were accrued for certain worker’s compensation, employee medical and disability benefits, automobile and property claims filed but unsettled and estimated claims

The Sherwin-Williams Company      101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

May 16, 2012

incurred but not reported based upon management’s estimated aggregate liability for claims incurred using historical experience, actuarial assumptions followed in the insurance industry and actuarially-developed models for estimating certain liabilities. Certain estimated general and product liability claims filed but unsettled were accrued based on management’s best estimate of ultimate settlement or actuarial calculations of potential liability using industry experience and actuarial assumptions developed for similar types of claims.

The self-insurance accruals did not meet the disclosure thresholds for the periods presented, and are therefore not quantified in the disclosure.

Financial Condition, Liquidity and Cash Flow, page 24

Cash Flow, page 30

4.	Comment: Please enhance your disclosure to also discuss the changes in your investing and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Response: In future filings, the Registrant will enhance its disclosure to discuss the changes in investing and financing cash flows. An example future disclosure is as follows:

Net operating cash increased $29.2 million to $735.8 million in 2011 from $706.6 million in 2010 due primarily to a reduction in working capital of $36.8 million and an increase in depreciation expense of $10.9 million partially offset by a reduction in net income of $20.6 million. Net operating cash provided the funds necessary to support the Company’s acquisitions, sustain its remaining manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders through dividends and treasury stock purchases. In 2011, the Company used Net operating cash to decrease total debt $52.5 million, invest $44.4 million in acquisitions, spend $153.8 million in capital additions and improvements, purchase $367.4 million in treasury stock, and pay $153.5 million in cash dividends to its shareholders of common stock. Net investing cash usage declined $212.2 million to a usage of $277.8 million in 2011 from a usage of $490.0 million in 2010 primarily due to decreased cash used to acquire businesses in 2011 versus 2010. Net financing cash usage increased $251.6 million to a usage of $475.2 million in 2011 from a usage of $223.6 million in 2010 primarily due to net proceeds from short-term borrowings of $357.8 million in 2010 partially offset by payments of long-term debt of $159.4 million in 2010.

Form 10-Q for the Quarter Ended March 31, 2012

5.	Comment: Please address the above comments in your interim filings as well, as applicable.

Response: The Registrant will address the above comments in its interim filings, as applicable.

The Sherwin-Williams Company      101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

May 16, 2012

In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:

•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2573.

Sincerely,

/s/ Sean P. Hennessy
Sean P. Hennessy
Senior Vice President-Finance and
Chief Financial Officer

cc:	Jeffrey Gordon, Staff Accountant, SEC

Louis E. Stellato, Senior Vice President, General Counsel and Secretary

Allen J. Mistysyn, Vice President-Corporate Controller

The Sherwin-Williams Company      101 West Prospect Avenue, Cleveland, Ohio 44115